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                                 HOLLINGER INC.

                             MATERIAL CHANGE REPORT

                      Form 27 - Securities Act (Ontario) Form 27 -
                      Securities Act (British Columbia) Form 27 -
                      Securities Act (Alberta) Form 25 - The
                      Securities Act, 1988 (Saskatchewan) Form 27 - Securities Act (Nova Scotia) Form 26 -
                      Securities Act (Newfoundland)

1.       REPORTING ISSUER

         Hollinger Inc. ("Hollinger")
         10 Toronto Street
         Toronto, Ontario
         M5C 2B7

2.       DATE OF MATERIAL CHANGE

         May 22, 2003

3.       PRESS RELEASE

         Press release was issued on May 22, 2003

4.       SUMMARY OF MATERIAL CHANGE

         Hollinger International Inc. ("Hollinger International") and Hollinger announced that they had reached an agreement in principle regarding a proposed transaction with Southeastern Asset Management Inc. ("Southeastern"), one of Hollinger International's largest minority stockholders .

5.       FULL DESCRIPTION OF MATERIAL CHANGE

          Under the proposed transaction:

                  o Southeastern would purchase from Hollinger between five to ten million shares (as determined by Hollinger) of Hollinger International Class A common stock at a purchase price of US$11.60 per share;

                  o The terms of the shares of Class B common stock of Hollinger International, which currently have ten votes per share and represent approximately 67% of the voting power of Hollinger International, would be amended to allocate 35% of the voting power of Hollinger International to the shares of Class B common stock for a period of 3 1/2 years. The voting power of the shares of Class B common stock would then be reduced to two votes per share for 18 months thereafter, after which time the shares of Class B common stock would be converted on a share-



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                           for-share basis into shares of Class A common stock
                           of Hollinger International; and

                  o Going forward, management of The Ravelston Corporation Limited would be employed and paid directly by Hollinger International. An aggregate annual compensation level of US$20 million has received the support of Southeastern which would have the right to nominate three directors to the board of Hollinger International.

         Completion of the transaction is subject to various conditions including approval of the Board of Directors of Hollinger International and Hollinger, approval by the shareholders of Hollinger International and the execution of definitive agreements. If the requisite approvals are obtained, it is contemplated that the transaction would close on or before September 30, 2003. To complete the sale, arrangements must also be made to release the requisite number of shares of Hollinger International Class A common stock from a pledge thereof as security for Hollinger's Senior Secured Notes. At present it is not anticipated that if the proposed sale is completed any significant proceeds derived therefrom will be available in the near term for payment on retraction or redemption of Hollinger's shares, including its Series II, III and IV Preference Shares. Such proceeds will be subject to restrictions set out in the indenture governing the Senior Secured Notes and may be utilized to provide substitute collateral therefor.

6.       RELIANCE ON CONFIDENTIALITY PROVISIONS OF SECURITIES LEGISLATION

         Not applicable.

7.       OMITTED INFORMATION

         No significant facts remain confidential in, and no information has been omitted from, this report.

8.       SENIOR OFFICERS

         For further information please contact Charles G. Cowan, Vice-President and Secretary at (416) 363-8721.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario, this 28th day of May, 2003.

         /s/ Charles G. Cowan
         Vice-President and Secretary
         Hollinger Inc.